     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1999

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                         ISSUER TENDER OFFER STATEMENT
     (PURSUANT TO SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)

                      (Amendment No. 3 - Final Amendment)

                           WESTMORELAND COAL COMPANY
                (Name of the Issuer and Person Filing Statement)

              DEPOSITARY SHARES, EACH REPRESENTING ONE QUARTER OF
          A SHARE OF SERIES A CONVERTIBLE EXCHANGEABLE PREFERRED STOCK
                         (Title of Class of Securities)

                                 960878  30  4
                     (CUSIP Number of Class of Securities)

                             THEODORE E. WORCESTER
                SENIOR VICE PRESIDENT OF LAW AND ADMINISTRATION
                              AND GENERAL COUNSEL
                           WESTMORELAND COAL COMPANY
                          2 NORTH CASCADE, 14TH FLOOR
                        COLORADO SPRINGS, COLORADO 80903
                                 (719) 442-2600
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person Filing Statement)

                Please Address a Copy of All Communications to:

        MICHAEL J. LEVITIN                         ROBERT M. CHILSTROM
WINTHROP, STIMSON, PUTNAM & ROBERTS                 ERIC J. FRIEDMAN
    1133 CONNECTICUT AVENUE, NW         SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
      WASHINGTON, D.C.  20036                       919 THIRD AVENUE
          (202) 775-9800                          NEW YORK, N.Y.  10022
                                                      (212) 735-3000

                    ________________________________________


                                 MARCH 10, 1999
     (Date Tender Offer First Published, Sent or Given to Security Holders)

                           CALCULATION OF FILING FEE
 -------------------------------------------------------------------------------

           TRANSACTION VALUATION                    AMOUNT OF FILING FEE
                $19,999,989*                             $4,000.00**
--------------------------------------------------------------------------------

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $4,000.00                          Filing Party:  N/A
Form or Registration Nos.:  N/A                             Date Filed:  N/A

* Assumes purchase of 1,052,631 depositary shares at $19.00 per share.
** Calculated based on the transaction value multiplied by one-fiftieth of one percent.

      This Amendment No. 3 is the final amendment to the Issuer Tender Offer Statement on Schedule 13E-4 initially filed on March 10, 1999 (as amended, the "Schedule 13E-4") by Westmoreland Coal Company, a Delaware corporation (the "Company"), relating to the Company's offer to purchase up to 1,052,631 Depositary Shares, each representing one quarter of a share of Series A Convertible Exchangeable Preferred Stock of the Company. Unless otherwise defined herein, all capitalized terms used herein shall have the respective meanings given such terms in the Schedule 13E-4.

      This Amendment No. 3 is being filed to report the results of the Offer. The Offer expired at 5:00 pm, New York City time, on April 7, 1999. 1,683,903 Depositary Shares were tendered and not withdrawn. The Company accepted for payment (and thereby purchased) 1,052,631 Depositary Shares and paid First Chicago Trust Company of New York, the depositary for the Tender Offer (the "Depositary"), $19,999,989 in full payment for those shares. The Depositary has informed the Company that a proration factor of 0.62513720 has been applied to tenders of Depositary Shares.

      Following the closing of the Offer, 1,247,369 Depositary Shares are outstanding. The outstanding Depositary Shares have an aggregate liquidation preference of $31,184,225 plus accumulated but unpaid dividends, which now total $11,927,966 (after giving effect to the amount that accumulated on April 1, 1999).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 15, 1999

                              WESTMORELAND COAL COMPANY


                              By:     /s/ Robert J. Jaeger
                                 ----------------------------------------
                              Name:  Robert J. Jaeger
                              Title: Senior Vice President of Finance and
                                     Treasurer